UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Kensey Nash Corporation

(Exact name of registrant as specified in its charter)

Delaware	36-3316412
(State of Incorporation or organization)	(IRS Employer Identification No.)

735 Pennsylvania Drive, Exton, Pennsylvania	19341
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Junior Participating Preferred Stock Purchase Right	NASDAQ Global Select Market

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.

On June 19, 2009, the Board of Directors of Kensey Nash Corporation (the “Company”) announced the declaration of a dividend of one Right (a “Right”) for each outstanding share of Common Stock, par value $0.001 per share (the “Common Shares”), of the Company. The dividend is payable to the stockholders of record as of the close of business on June 19, 2009 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Shares”), of the Company at a price of $200.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. However, no Right may be exercised on or before the Distribution Date. The description and terms of the Rights are set forth in a Rights Agreement, dated as of June 18, 2009, as it may from time to time be supplemented or amended (the “Rights Agreement”) between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”).

Until the earlier of (1) the close of business on the tenth business day after the first public announcement that a person or entity (“Person”) or group of affiliated or associated Persons has acquired beneficial ownership (including through derivative transactions as provided in the Rights Agreement) of Common Shares equal to or in excess of 15% or more of the then-outstanding Common Shares (an “Acquiring Person”), or (2) the close of business on the tenth business day (or such later date as may be determined by action of the Company’s Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership of such Person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced by the Common Share certificates (or, for Common Shares held in book-entry accounts through the direct registration services of the Company’s transfer agent, by such book-entry accounts (together with direct registration transaction advice with respect to such Common Shares)) and will be transferable only by the transfer of the Common Shares associated with such Rights, and any transfer of the Common Shares (including a transfer to the Company) will constitute a transfer of the Rights. Notwithstanding the foregoing, no Person will become an “Acquiring Person” as the result of (a) an acquisition of Common Shares by the Company which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares beneficially owned by such Person to 15% or more of the Common Shares then outstanding, or (b) the acquisition by such Person of newly-issued Common Shares directly from the Company (it being understood that a purchase from an underwriter or other intermediary is not directly from the Company); provided, however, that if a Person becomes the beneficial owner of Common Shares equal to or in excess of 15% of the Common Shares then outstanding by reason of share purchases by the Company or the receipt of newly-issued Common Shares directly from the Company and, after such share purchases or direct issuance by the Company, becomes the beneficial owner of any additional Common Shares of the Company and is the beneficial owner of Common Shares equal to or in excess of 15% of the Common Shares then outstanding, then such Person shall be deemed to be an “Acquiring Person.” In addition, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person” has become such inadvertently, and such Person divests as promptly as practicable (or within such period of time as the Board of Directors of the Company determines as reasonable) a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” then such Person shall not be deemed to be an “Acquiring Person.” As described below, after a Person or group becomes an Acquiring Person, the Rights may not be redeemed or amended.

Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a legend incorporating the Rights Agreement by reference (or, for Common Shares held in book-entry accounts through the direct registration service of the Company’s transfer agent, a legend on the direct registration transaction advice with respect to such shares.) Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights. In the event the Company elects to distribute any Rights by crediting book-entry accounts, separate Rights Certificates will not be issued with respect to some or all of the Rights and any legend required on a Rights Certificate will be placed on the direct registration transaction advice with respect to such Rights.

The Rights will expire on June 19, 2019 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are redeemed earlier by the Company, in each case, as described below.

If a Person or group of affiliated or associated Persons becomes an Acquiring Person, each holder of a Right (other than those described in the next sentence) will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right instead of Preferred Shares. All Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (and certain related Persons or transferees) will be null and void.

At any time after a Person or group becomes an Acquiring Person and prior to the acquisition by such Person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Person or group that have become null and void), in whole or in part, without any additional payment, for Common Shares, at an exchange ratio of one Common Share (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment).

At any time after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, if (1) the Company is the surviving corporation in a merger with any other company or entity, (2) the Company is acquired in a merger or other business combination transaction, (3) 50% or more of the Company’s consolidated assets or earning power are sold, or (4) an Acquiring Person engages in certain “self-dealing” transactions with the Company, each holder of a Right (other than those whose Rights have become null and void) will thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price of the Right, that number of shares of common stock of the surviving or acquiring company which at the time of such transaction has a market value of two times the Purchase Price of such Right.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to a Person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem all, but not less than all, of the Rights at a price of $.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Any of the provisions of the Rights may be amended by the Board of Directors in its sole discretion. However, after a Person or group becomes an Acquiring Person, any such amendment must not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain related Persons and transferees).

Pursuant to the Certificate of Designations of Series A Junior Participating Preferred Stock, there are 25,000 Preferred Shares authorized for issuance. Each Preferred Share will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company, and the holders of the Preferred Shares and the holders of Common Shares and any other capital stock of the Company having general voting rights will vote together as one class on all matters submitted to a vote of the stockholders of the Company. Holders of the Preferred Shares will be entitled to receive, when, as and if declared by the Board of Directors, dividends payable when and as dividends are declared on the Common Shares in an amount, subject to adjustment, equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount of all non-cash dividends or other distributions, declared on the Common Shares. Upon any liquidation, dissolution or winding up of the Company, no distribution may be made (i) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Preferred Shares unless the holders of Preferred Shares have received an aggregate amount per Preferred Share, subject to adjustment, equal to 1,000 times the aggregate amount to be distributed per share to holders of Common Shares and (ii) to the holders of stock ranking on a parity upon liquidation, dissolution or winding up with the Preferred Shares, unless simultaneously distributions are made ratably on the Preferred Shares and all other shares of such parity stock in proportion to the total amounts to which the holders of Preferred Shares are entitled under clause (i) of this sentence and to which the holders of such parity shares are entitled, in each case upon such liquidation, dissolution or winding up.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on June 19, 2009. This summary description of the Rights and the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference. In connection with the Rights Agreement, the Company filed the Certificate of Designations of Series A Junior Participating Preferred Stock setting forth the terms of the Preferred Shares issuable upon exercise of the Rights. The certificate of designations is attached as Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on June 19, 2009.

The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to any Person or group that attempts to acquire the Company without the approval of the Company’s Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company, even if such acquisition may be favorable to the interests of the Company’s stockholders. Because the Company’s Board of Directors can redeem the Rights and amend the Rights Agreement in any respect prior to a Person or group becoming an Acquiring Person, the Rights should not interfere with a merger or other business combination approved by the Board of Directors of the Company.

Item 2.	Exhibits.

Exhibit Number	Description of Exhibits
3.1	Second Amended and Restated Certificate of Incorporation of Kensey Nash Corporation (filed as Exhibit 3.1 to the Company’s Registration Statement on Form S-1, Registration No. 33-98722).

3.2	Certificate of Designations of Series A Junior Participating Preferred Stock of Kensey Nash Corporation (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2009, and incorporated herein by reference).

3.3	Third Amended and Restated By-Laws of the Company (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2009, and incorporated herein by reference).

4.1	Rights Agreement, dated as of June 18, 2009, by and between Kensey Nash Corporation and Computershare Trust Company, N.A., as Rights Agent (which includes as: Exhibit A the Form of Certificate of Designations of Series A Junior Participating Preferred Stock; Exhibit B the Form of Rights Certificates; and Exhibit C the Summary of Rights to Purchase Preferred Stock) (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2009, and incorporated herein by reference).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

KENSEY NASH CORPORATION

By:	/s/ Michael Celano

Name:	Michael Celano
Title:	Chief Financial Officer

Dated: June 19, 2009